FORM 6-K



                      Securities and Exchange Commission
                            washington, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of           January                             2004
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Commission File Number     000-27096
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                                  Air Canada
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                (Translation of registrant's name into English)


  7373 Cote Vertu West, P.O. Box 14000, Saint-Laurent, Quebec, Canada H4Y 1H4
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                   (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

               Form 20-F                  Form 40-F    X
                        -----------                  -----------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                        No  X
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         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

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                                DOCUMENT INDEX


Document                                                               Page No.
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    1.     News Release dated January 12, 2004 ("AIR CANADA               4
           PROVIDES UPDATE ON RESTRUCTURING")


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                                                                    Document 1

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Air Canada [Logo Omitted]


News Release                                                   [Logo Omitted]

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AIR CANADA PROVIDES UPDATE ON RESTRUCTURING

MONTREAL, January 12, 2004 - Air Canada provides the following update on the airline's restructuring under the Companies' Creditors Arrangement Act:


Nineteenth Report of the Monitor on the comprehensive agreement between Air
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Canada and General Electric
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The Nineteenth Report of the Monitor, an overview of the agreement reached between Air Canada and General Electric Capital Corporation and some of its affiliates, including GE Capital Aviation Services, Inc. (GECAS) and GECAS managed entities, has been completed by Ernst and Young Inc. and is available at www.aircanada.com.
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Air Canada draws CDN $300 million from GE DIP financing facility
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In keeping with the airline's objectives of maintaining certain minimum cash balances during the restructuring, Air Canada today has drawn CDN $300 million from the first tranche of its DIP financing facility provided by GE Capital Canada Inc. The additional liquidity will be used to fund certain one-time lease payments resulting from the completion of restructured aircraft leases and to increase reserves during the seasonally weaker months from a cash generation point of view. In addition, as previously announced Air Canada has or will pay in the aggregate of $130 million in respect to 2003 pension plan service costs.

                                    - 30 -


Contacts:              Isabelle Arthur (Montreal)(514) 422-5788
                       Laura Cooke (Toronto)     (416) 263-5576
                       Angela Mah (Vancouver)    (604) 270-5741
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Internet:              aircanada.com



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                                  SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    Air Canada
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                                                    (Registrant)


Date:   January 13, 2004                 By: /s/ John Baker
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                                                              (Signature)
                                             John Baker
                                             Senior Vice-President and General
                                             Counsel